                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D. C.  20549

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934


                           BLUE DIAMOND COAL COMPANY
                           -------------------------
                               (Name of Issuer)

                                 COMMON STOCK
                          ($1.00 par value per share)
                        ------------------------------
                        (Title of class of securities)

                                  095383 10 5
                   ----------------------------------------
                                (CUSIP NUMBER)

                           James River Coal Company
                       701 East Byrd Street, Suite 1100
                           Richmond, Virginia 23219
                         Attention:  James B. Crawford
                          Telephone No. 804-780-3000
                          --------------------------
          (Name, address and telephone number of person authorized to receive notices and communications)

                                   Copy to:
                             T. Justin Moore, III
                               Hunton & Williams
                         Riverfront Plaza, East Tower
                             951 East Byrd Street
                           Richmond, Virginia 23219

                               December 15, 1997
                               -----------------
            (Date of event which requires filing of this statement)

             If the filing person has previously filed a statement
            on Schedule 13G to report the acquisition which is the
               subject of this Schedule 13D, and is filing this
                 schedule because of Rule 13d-1(b)(3) or (4),
                         check the following box [  ].

                              Page 1 of 26 Pages

                        Exhibit Index appears on page 8
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CUSIP NO.  095383 10 5               13D                    PAGE 2 OF 28 PAGES
----------------------                                      ------------------

 1 NAME OF REPORTING PERSONS
   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     James River Coal Company
     54-1471697

--------------------------------------------------------------------------------

 2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [ ]
                                                           (b) [X]

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 3 SEC USE ONLY

--------------------------------------------------------------------------------

 4 SOURCE OF FUNDS

     WC; BK

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 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
   TO ITEM 2(d) or 2(e)                                                 [ ]

--------------------------------------------------------------------------------

 6 CITIZENSHIP OR PLACE OF ORGANIZATION

     Virginia

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                     7  SOLE VOTING POWER
   NUMBER OF            470,420
    SHARES         -------------------------------------------------------------
 BENEFICIALLY        8  SHARED VOTING POWER
   OWNED BY             N/A
     EACH          -------------------------------------------------------------
  REPORTING          9  SOLE DISPOSITIVE POWER
 PERSON WITH            470,420
                   -------------------------------------------------------------
                    10  SHARED DISPOSITIVE POWER
                        N/A
--------------------------------------------------------------------------------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      470,420

--------------------------------------------------------------------------------

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                  [ ]

--------------------------------------------------------------------------------

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      50.3%

--------------------------------------------------------------------------------

14  TYPE OF REPORTING PERSON

      CO

--------------------------------------------------------------------------------

Item 1.   Security and Issuer.
          -------------------

     This statement relates to the common stock, $1.00 par value per share (the "Common Stock"), of Blue Diamond Coal Company, a Delaware corporation (the "Issuer"), having its principal offices at 341 E. Troy Circle, Knoxville, Tennessee 37919.

Item 2.   Identity and Background
          -----------------------

     This statement is filed by James River Coal Company ("JRCC"), a Virginia corporation. JRCC was originally formed in 1988 and is engaged in the mining, processing, purchasing and selling of coal, primarily to the utilities industry. JRCC's principal place of business and principal executive offices are located at 701 East Byrd Street, Suite 1100, Richmond, Virginia 23219.

     Attached as Exhibit 1 and incorporated by reference herein is a list of (i) each executive officer and director of JRCC, (ii) each person controlling any of the foregoing and (iii) each executive officer and director of any corporation or other person ultimately in control of any of the foregoing. Exhibit 1 also sets forth the name, residence or business address and present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted for each executive officer and director of JRCC as set forth on Exhibit 1 hereto. To the best knowledge of JRCC, each such executive officer and director is a citizen of the United States.

     During the last five years, none of JRCC or any person listed on Exhibit 1 has (a) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which proceedings such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

     JRCC acquired the Option (as defined in Item 4 below) for $1,000,000 and funded such payment from its available working capital.

     The aggregate amount of funds required to exercise the Option in full would be approximately $28,408,609. If the Option is exercised, JRCC anticipates making such purchase from funds to be provided by a loan facility to be arranged by First Union National Bank and NationsBank, N.A. A copy of a commitment letter from First Union National Bank dated December 23, 1997 is attached hereto as
Exhibit 2.

Item 4.   Purpose of Transaction.
          ----------------------

     JRCC has entered into a Proxy and Option Agreement (the "Option Agreement") dated as of December 15, 1997 between JRCC and Hamilton Holdings, Ltd. ("Hamilton") pursuant to which JRCC paid Hamilton $1,000,000, and Hamilton, among other matters, granted JRCC an option to acquire the 470,420 shares of Common Stock of the Issuer owned of record and beneficially by Hamilton (the "Option"). A copy of the Option Agreement is filed herewith as Exhibit 3. The Option will expire unless exercised on or before February 13, 1997. Upon exercise of the Option, Hamilton will be entitled to receive $60.413 per share of Common Stock of the Issuer plus a contingent right to receive additional consideration if certain legislative changes occur that reduce the Issuer's liability under the Coal Industry Retiree Health Benefit Act.

     In addition to granting JRCC the Option, Hamilton has, subject to certain conditions set forth in the Option Agreement, (i) agreed to vote its shares of Issuer Common Stock in favor of a merger of the Company into the Issuer; (ii) agreed to tender, sell and not withdraw its shares of Issuer Common Stock pursuant to any tender offer by JRCC for all outstanding shares of Issuer Common Stock provided such shares are purchased and paid for on or before February 13, 1997; and (iii) granted to JRCC a proxy to vote the Shares in favor of a merger of the Issuer into JRCC. Pursuant to the terms of the Option Agreement, JRCC currently owns the right to purchase approximately 50.3% of the Common Stock and has the right to vote such shares in favor of a merger of the Issuer into JRCC.

     JRCC currently owns the right to purchase approximately 50.3% of the outstanding Common Stock of the Issuer. In the event JRCC exercises the Option, it intends to enter into negotiations with the Issuer in an attempt to execute and consummate an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which a subsidiary of JRCC would be merged with and into the Issuer. There can be no assurance that a Merger Agreement will be executed or that a merger ultimately will be consummated.

     Except as set forth above, neither JRCC, nor to the knowledge of JRCC, any person listed on Exhibit 1 hereto, has any plans or proposals which relate to or would result in:

     (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors to fill any existing vacancies on the board;

     (e) any material change in the present capitalization or dividend policy of the Issuer;

     (f) any other material change in the Issuer's business or corporate structure;

     (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

     (j)  any action similar to those enumerated above.

     Notwithstanding the foregoing, JRCC may formulate plans or proposals with respect to one or more of the foregoing in the future.

     JRCC and the persons listed on Exhibit 1 hereto reserve the right to purchase or sell additional shares of the Common Stock, at any time, without further notice or prior amendment to this Schedule 13D. JRCC and the persons listed on Exhibit 1 hereto also reserve the right to change their intentions with respect to any or all of the foregoing and their right to act either alone or together with any other person or group.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

     JRCC currently owns an Option to acquire 470,420 shares of Common Stock of the Issuer, representing approximately 50.3% of the shares of Common Stock of the Issuer shown as outstanding in the Issuer's Quarterly Report on Form 10-Q for the period ended September 30, 1997.

     Except as described in Item 4 of this Schedule 13D, JRCC has not had any transactions in the Common Stock within the past 60 days.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect
          ---------------------------------------------------------------------
          to Securities of the Issuer.
          ---------------------------

     Reference is made to the Option Agreement described in Item 4 of this Statement, a copy of which is filed as Exhibit 3 hereto. Neither JRCC, nor, to the best of its knowledge, any of the persons listed on Exhibit 1 hereto, is a party to any contract, arrangement, understanding or relationship regarding the transfer or voting of securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of

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profits or losses, or the giving or withholding or proxies, with any person with respect to any securities of the Issuer.

Item 7.   Material to be Filed as Exhibits.
          --------------------------------

     Exhibit 1 Directors and Executive Officers of JRCC.

     Exhibit 2 Commitment Letter dated December 23, 1997 from First Union National Bank to James River Coal Company.

     Exhibit 3 Proxy and Option Agreement Between Hamilton Holdings, Ltd. and James River Coal Company dated as of December 15, 1997.

                                   SIGNATURE
                                   ---------


     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


                              JAMES RIVER COAL COMPANY



Date:  December 24, 1997      By:   /s/ James B. Crawford
                                    ---------------------------
                                    James B. Crawford
                                    Chairman of the Board
                                    and Chief Executive Officer

                                 EXHIBIT INDEX

Exhibit No.                   Description                                 Page
-----------                   -----------                                 ----

   1          Directors and Executive Officers of JRCC......................9

   2          Commitment Letter dated December 23, 1997
              from First Union National Bank to James River
              Coal Company.................................................10

   3          Proxy and Option Agreement Between Hamilton
              Holdings, Ltd. and James River Coal Company
              dated as of December 15, 1997................................18


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